UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             U.S. Home Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          $.01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    911920106
                 ----------------------------------------------
                                 (CUSIP Number)

                            Mr. Edgar Wachenheim III
   Greenhaven Associates, Inc., Three Manhattanville Road, Purchase, NY 10577
                                 (914) 253-9366
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 20, 1998
  ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911920106                                            Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Greenhaven Associates, Inc., Tax ID #13-3436799
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF, 00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   589,350
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     589,350
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      589,350
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.99%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 911920106                                            Page 3 of 7 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edgar Wachenheim III, SS ####-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     139,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     207,000
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      207,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.75%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, CO, EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 911920106                                            Page 4 of 7 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Accounts managed by Greenhaven Associates, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF, WC, 00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   382,350
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     382,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.24%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN, PN, CO, EP
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 911920106                                                  Page 5 of 7

Item 1.  SECURITY AND ISSUER

      This is a statement on Schedule 13D relating to the Common Stock, $.01 par value ("Common Stock"), of U.S. Home Corporation (the "Company"), the principal executive offices of which are located at 1800 West Loop South, Houston, Texas 77027.

Item 2.  IDENTITY AND BACKGROUND

      Greenhaven Associates is filing this statement. Greenhaven Associates, Inc., a New York corporation owned by Edgar Wachenheim III and his children, is engaged in providing investment advisory services. Greenhaven has its office at Three Manhattanville Road, Purchase, New York 10577. Edgar Wachenheim III is a United States citizen and is Chairman and President of Greenhaven Associates, Inc.

      Greenhaven Associates provides investment advisory services to managed accounts. Such clients are the direct owners of such securities.

      No formal understanding or agreement exists among the persons filing this statement as to the voting of the securities to which this statement relates.

      At no time during the past five years has any of the persons filing this statement, or, to the best of the knowledge of the persons filing this statement, been, (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to Federal or State securities laws or finding any violation of such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Funds used for the purchase of Common Stock were from the general funds of each of the persons filing this statement.

      See also Item 5.

Item 4.  PURPOSE OF TRANSACTION

      Because U.S. Home Corporation has issued additional shares, the number of shares

CUSIP No. 911920106                                                  Page 6 of 7

owned by Edgar Wachenheim III and Greenhaven Associates now is below 5% of the total shares outstanding. The purpose of the purchases of Common Stock by Edgar Wachenheim II and Greenhaven Associates acting as investment advisor was to invest in the Company. The shares were acquired in the ordinary course of Greenhaven's investment business.

      Greenhaven intends to continuously review its investment and may, depending upon various factors, including general economic conditions, monetary and stock market conditions, regulatory conditions and future developments affecting the Company, acquire additional shares of Common Stock in open market or private transactions or sell any or all of the shares of Common Stock now owned or hereafter acquired by it.

      Except as set forth above, the persons filing this statement have no plans or proposals to take any action enumerated in the instructions to Item 4 of
Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

      Persons filing this statement owned Common Stock on April 20, 1998 as follows:

                                                  Number of Shares
                                                  of Common Stock
                                                  ---------------

      Edgar Wachenheim (a)                            207,000           (1.75%)
      Accounts managed by Greenhaven Associates       382,350           (3.24%)
                                                      -------           -----
      Aggregate amount beneficially owned by
         Greenhaven Associates                        589,350           (4.99%)

      (a) Includes shares owned by Edgar Wachenheim III, his immediate family, and the Sue and Edgar Wachenheim Foundation

      Edgar Wachenheim III has the sole power to vote 139,500 shares and the sole power to dispose of 207,000 shares. Mr. Wachenheim's immediate family, including adult children, have the sole power to vote 67,500 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Greenhaven acting as investment advisor shares investment discretion and voting power with respect to shares owned by clients of Greenhaven.

      Within the past 60 days, persons filing this statement sold the following common shares of U.S. Home Corporation:

CUSIP No. 911920106                                                  Page 7 of 7

      Date              Shares      Price per Share      Reporting Person
      ----              ------      ---------------      ----------------

      03/16/98          500         $45.4375             Client of Greenhaven

      Except as set forth above, none of the persons filing this statement, or, to the best of the knowledge of the persons filing this statement, (a) beneficially owns or has rights to acquire shares of Common Stock, or (b) has engaged in transactions in shares of Common Stock within the past sixty days.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

      Except as set forth in this statement, none of the persons filing this statement, nor to the best of the knowledge of the persons filing this statement, (a) is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Company, or, (b) has pledged or otherwise subjected securities of the Company to a contingency the occurrence of which would give any persons voting over said securities.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

      Not applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      April 20, 1998
      ------------------------------------
      (Date)


      Edgar Wachenheim III
      ------------------------------------
      (Signature)

      Edgar Wachenheim III, Individually, as
      Chairman and President of
      Greenhaven Associates, Inc.
      ------------------------------------
      (Title)